SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          DECKERS OUTDOOR CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   243537107
                                 (CUSIP Number)

                                  Mark Thatcher
                                  P.O. Box 968
                            Flagstaff, Arizona 86002
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 25, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9. [ ]

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 243537107               SCHEDULE 13D                 Page 2 of 5 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

    Mark Thatcher
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     778,743(1)
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       778,743
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

    778,743
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------

(1) Includes stock options owned by Mr. Thatcher to purchase up to 250,000 shares of Common Stock.

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CUSIP NO. 243537107               SCHEDULE 13D                 Page 3 of 5 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER.

     Title of Class of
     Equity Security:        Common Stock, $0.01 par value per share

     Name of Issuer:         Deckers Outdoor Corporation, a Delaware corporation
                             ("Deckers")

     Address of              495-A South Fairview Avenue
     Principal Office:       Goleta, California 93117

ITEM 2. IDENTITY AND BACKGROUND.

     a)   Name:                              Mark Thatcher ("Mr. Thatcher")

     b)   Residence or Business Address:     P.O. Box 968
                                             Flagstaff, Arizona 86002

     c)   Principal Occupation:

          President  and Chief  Executive  Officer of Sole  Survivors,  Inc., an
          Arizona   corporation,   with  principal  offices  at  P.O.  Box  968,
          Flagstaff, Arizona 86002.

     d)   During the last five years,  Mr.  Thatcher has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     e) During the last five years, Mr. Thatcher has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.

     f)   Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Thatcher acquired 428,743 shares of Deckers Common Stock pursuant to a License Agreement dated June 7, 1999 by and between Mr. Thatcher and Deckers (the "License Agreement"). In exchange for the shares and other consideration, Deckers received an exclusive license to the Teva trade name and other intellectual property rights owned by Mr. Thatcher (the "Intellectual Property"). Pursuant to the License Agreement, Mr. Thatcher received an option
(i) on January 1, 2000 to purchase 50,000 shares of Deckers Common Stock, (ii) on January 1, 2001 to purchase 50,000 shares of Deckers Common Stock, and (iii) on January 1, 2002 to purchase 50,000 shares of Deckers Common Stock.

     An additional 100,000 shares of Deckers Common Stock, along with an option to purchase an additional 100,000 shares, was acquired by Mr. Thatcher on November 25, 2002, pursuant to an Asset Purchase Agreement, dated October 9, 2002, by and among Mr. Thatcher, Teva Sport Sandals, Inc., and Deckers, wherein Mr. Thatcher sold the Intellectual Property to Deckers.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Thatcher acquired the securities of Deckers for investment purposes.

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CUSIP NO. 243537107               SCHEDULE 13D                 Page 4 of 5 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Thatcher is the beneficial owner of 778,743 shares of Deckers Common Stock, representing 8.4% of Deckers Common Stock outstanding. Mr. Thatcher has a right to purchase up to 250,000 shares of Deckers Common Stock, which is included in the 778,743 shares beneficially owned by Mr. Thatcher.


     (b) Mr. Thatcher has the sole power to vote or direct the vote of the 778,743 shares of Common Stock beneficially owned by Mr. Thatcher. Mr. Thatcher also has the sole power to dispose of or direct the disposition of the 778,743 shares he beneficially owns.

     (c)  See Item 3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

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CUSIP NO. 243537107               SCHEDULE 13D                 Page 5 of 5 Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 2002                /s/ Mark Thatcher
                                        ----------------------------------------
                                        Mark Thatcher